UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-11743

KABUSHIKI KAISHA WACOAL HOLDINGS

(NASDAQ Capital Market)

(Exact name of Issuer as specified in its charter; and name of Exchange where security is listed and/or registered)

29 Nakajima-cho, Kisshoin,

Minami-ku, Kyoto 601-8530, Japan

Phone: +81-75-682-1028

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock; American Depositary Shares,

each representing five (5) shares of Common Stock

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR240.12d2-2(a)(1)

☐	17 CFR240.12d2-(a)(2)

☐	17 CFR240.12d2-2(a)(3)

☐	17 CFR240.12d2-2(a)(4)

☐	Pursuant to 17 CFR240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒	Pursuant to 17 CFR240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, WACOAL HOLDINGS CORP. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

April 15, 2013	By	/s/ Ikuo Otani	Senior Managing Director
Date		Name	Title